Exhibit 99.18

Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Longgang Branch, Shenzhen Development Bank Co., Ltd (the “Creditor”) Dated June 5, 2012

Main contents:

  Contract number: Shenfa Longgang Edizi 20120604001-1;

  In order to guarantee the indebtedness of RMB 130 million for Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: Shenfa Longgang Zongzi 20120604001) from June 5, 2012 to May 31, 2013, the Mortgager agrees to pledge its property to the Creditor.

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Collaterals: The Mortgager agrees to pledge its cell stock with an aggregate value of RMB 150 million to the Creditor.

Headlines of the articles omitted:

  Payment on demand

  Undertakings of the Mortgager

  Validity of the Creditor’s Right

  Occupancy of Collaterals

  Insurance of Collaterals

  Mortgage Registration

  Instances of Breach of Contract and its Liabilities

  Declaration and guaranty of the Mortgager

  Amendment of the Contract

  Effectiveness and Disputation settlement